SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English version of the press release related to the quarterly financial statements of the three-month period ended on September 30, 2003.

IRSA and APSA cordially invite you to participate in their

First Quarter Fiscal Year 2004 Results Conference Call

Friday, November 14, 2003 at 10:00 am

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-888-792-8459 if you are in the US or

1 (973) 409-9255 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Monday, November 17, 2003

Please call: 1-877-519-4471 (US)

1 (973) 341-3080 (International)

With the PIN # 4303409

FOR IMMEDIATE RELEASE

For further information

Marcelo Mindlin – Vice-President & CFO

Alejandro Elsztain – Director

Gustavo Mariani – Finance Manager

+ (54 11) 4323 7513

gm@irsa.com.ar

www.irsa.com.ar

IRSA Inversiones y Representaciones Sociedad Anónima announces its first quarter fiscal year 2004 results, ended on September 30, 2003.

Operating income totaled Ps. 8.8 million compared to a loss of Ps. 4.7 million in the previous year.

We have prepaid US$ 16 million of our debt due in 2009, obtaining a 32% discount.

The rate of occupancy at our shopping centers continued to increase, reaching 97%. Our lessees increased their sales during the period by 27% in real terms, with a positive impact on our collections.

During the quarter, the EBITDA of APSA increased by 53% to Ps. 24.2 million as compared to the previous year.

The improved outlook perceived as a consequence of the economic recovery, encourage us to continue to plan the launching of new projects.

Buenos Aires, November 11, 2003—IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its first quarter fiscal year 2004 results, ended on September 30, 2003.

Comment on the fiscal year operations

The quarter ended on September 30, 2003 was marked by certain stability in the country, both at macroeconomic and political level. Exchange rates and inflation seem to have stabilized while the rate of economic recovery would have accelerated to 2.8%—quarterly rate, indicating a projected 7.1% growth for calendar year 2003.

The prudent short-term economic policy was decisive for this recovery. The proper liquidation of international reserves and the extraordinarily positive trade balance prevented the rampant inflation previously anticipated. In addition, the considerable increase in tax revenues from export withholdings and the tax on financial transfers resulted in a highest historic primary tax surplus of 2.5% of the GDP.

Results for the first quarter of fiscal year 2004 showed a Ps. 15.2 million loss as compared to a Ps. 58.0 million profit during the same quarter of fiscal year 2003. As in the first quarter of the previous fiscal year, these results are mainly due to fluctuations in the peso, which depreciated 4% during the period under review, generating a Ps. 14.1 million net loss in exchange differences. In addition, operating results showed a Ps. 8.8 million profit, as compared to a Ps. 4.7 million loss during the previous period.

Consolidated net sales for the three-month period totaled Ps. 49.1 million, as compared to Ps. 51.1 million during the same period of the previous year.

As announced at the end of the previous quarter on July 23, 2003, and after making a proposal for the repurchase of our debt to all the banks which are holders of such debt, we proceeded to the early repayment of US$ 16 million corresponding to the Syndicated Loan (Loan Agreement US$ 51,000,000) due end of November 2009 to HSBC Bank Argentina S.A. The transaction was settled for a total amount of US$ 10.9 million, 68% of the nominal value of the debt, with a US$ 5.1 million discount.

The strong growth of the Argentine economy has led us to accelerate the launching of new development projects directed to the high-quality residential segment. In addition, we anticipate that the occupancy rate in our office buildings will continue to improve, accompanying the considerable recovery of those sectors of the economy that are based on exports and imports substitution; additionally, we have positive expectations in relation to sustained growth in the tourism industry which will benefit our hotels portfolio and will attract high-income consumers to our shopping centers.

Analysis of results

Net results for the three-month period ended on September 30, 2003 showed a Ps. 15.2 million loss or Ps. 0.07 loss per share, as compared to a Ps. 58.0 million profit, or Ps. 0.28 per share for the same period of fiscal year 2003.

Consolidated net sales for the three-month period totaled Ps. 49.1 million, as compared to Ps. 50.2 million during the same period of the previous year.

The contribution of the various segments to net sales was as follows: Sales and Developments Ps. 6.0 million, Offices and Other Lease Properties Ps. 3.7 million, Shopping Centers Ps. 31.2 million and Hotels Ps. 8.3 million. The operating profit for the period amounted to Ps. 8.8 million.

The Financial Statements ended on September 30, 2003 show the effects of inflation up to February 28, 2003, the date on which the adjustment for inflation of financial statements was eliminated as established by the Argentine Securities Commission. The corresponding amounts for the period ended on September 30, 2003 have been restated at year-end, adjusted by the 0.9938 wholesale inflation coefficient during September 2002 and February 2003.

EBITDA for the three-month period ended on September 30, 2003 amounted to Ps. 21,4 million, 1% lower than the same quarter of last fiscal year.

First quarter of fiscal year 2004 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the period ended on September 30, 2003, the rent from lease properties totaled Ps. 3.7 million, as compared to Ps. 5.7 million recorded during the same period of fiscal year 2003.

Average occupancy reached 70%, which represents a slight change with respect to the same period of the previous fiscal year. It should be mentioned that the occupancy rate for our properties is above the market average.

Although occupancy rates show slight variations, we consider that they show a favorable trend and are in line with the strong growth indicators of the economy, which suggest a significant increase in the activity over the next months.

The chart below presents information on the Company’s offices and other rental properties as of September 30, 2003.

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Date of	Leasable Area (m2)	Occupancy	Monthly Rental income	Total rental income for the period ended September 30, Ps. 000 (4) of Fiscal Year			Book Value Ps. 000
	acquisition	(1)	Rate (2)	Ps./000 (3)	2004	2003	2002	Ps./000 (5)

Oficinas
Inter-Continental Plaza (6)	18/11/97	22,535	62%	381	1.078	2.236	3.852	63,385
Libertador 498	20/12/95	10,533	62%	209	547	635	1.656	35,295
Maipú 1300	28/09/95	10,325	73%	168	483	567	1.541	40,592
Laminar Plaza	25/03/99	6,521	90%	196	586	781	1.462	27,916
Madero 1020	21/12/95	1,359	16%	2	77	202	888	3,809
Reconquista 823/41	12/11/93	6,100	0%	0	0	0	758	17,000
Suipacha 652/64	22/11/91	11,453	45%	46	113	148	543	9,897
Edificios Costeros	20/03/97	6,389	74%	80	151	97	557	17,856
Costeros Dique IV	29/08/01	5,437	48%	50	149	289	272	17,498
Otros (7)	—	3,556	45%	46	151	205	446	8,730

Subtotal		84,208	57%	1.178	3.335	5.160	11.975	241,978
Other Rental Properties
Commercial Properties (8)		4,062	98%	12	33	80	849	1,879
Other Properties (9)		33,329	100%	42	126	247	717	3,896

Subtotal		37,391	100%	54	159	327	1.566	5,775
Related Expenses
Management Fees					170	171	385

TOTAL OFFICES AND OTHER (10)		121,599	70%	1,232	3,664	5,658	13,926	247,753

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 09/30/03 were calculated.
(4)	Total consolidated leases, according to the RT21 method, restated as of 02/28/03.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company). Cumulative revenues for fiscal years 2002 additionally include revenues from Puerto Madero Dock 5 (fully sold).
(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues also include: In fiscal years 2002, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company – only rents are included since book value is reflected on the Developments table)—Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2002 and 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers—Alto Palermo S.A (“APSA”).

As of September 30, 2003, we had a 54,95% interest in Alto Palermo S.A. (APSA), the company that operates our shopping centers. Total income at September 30, 2003 amounted to Ps. 31.2 million, that is, 27.2% higher than those in the same period of the previous year. This is mainly attributable to the increase in basic rent charged to our lessees and increased occupancy.

Net Loss for the three-month period was Ps. 3.9 million, as compared to the Ps. 15.3 million profit for the same period of the previous year. The results for the three months ended on September 30, 2002 had been positively affected by the Ps. 27.8 million income from Financial Results and by the Ps. 10.6 million income from the repurchase of Company’s Bonds. In addition, the result for the first quarter of Fiscal Year 2004 was adversely affected by the depreciation of local currency against the U.S. Dollar, from Ps. 2.80 per US$ 1.00 to Ps. 2.915 per US$ 1.00, which gave rise to negative Exchange Differences for Ps. 5.2 million principally on the US$ 49.8 million outstanding debt. After the end of the quarter, the exchange rate has returned to the levels prevailing at the end of Fiscal Year 2003, which would result in a profit for the second quarter of Fiscal Year 2004 if the exchange rate remains at around Ps. 2.80 per U.S. Dollar.

Gross profit for the period showed a significant increase to Ps. 14.3 million, 68.5% higher than gross profit for the same period of the previous year. This result is basically due to the fact that costs did not rise as much as income.

In this way, the consolidated Operating Result for the period was a Ps. 8.1 million profit as compared to a Ps. 2.0 million loss for the same period of the previous year. Additionally, this was the result of a steep drop in bad debt charges, which fell from Ps. 4.5 million in the first quarter of Fiscal Year 2003 to Ps. 0 in the period ended on September 30 of the current year.

APSA Tenenats continued to increase their sales, reaching Ps. 255.1 million in the three-month period ended on September 30, 2003. These sales are 33% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms1.

1	Deflated by the Consumers’ Price Index prepared by the National Institute of Statistics and Census (“INDEC”).

The business success of APSA tenants continues to increase demand for space at APSA Shopping Centers. In this way, we have increased occupancy to 96.7%, surpassing the levels prevailing before the crisis. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our Shopping Centers portfolio. Competitors’ occupancy in the Metropolitan Area of Buenos Aires only reaches 91.1%2.

Due to the improved situation of our tenants, we continue to apply the Reference Stabilization Coefficient (“CER”) to most “pesified” agreements. Thus, Shopping Centers such as Abasto de Buenos Aires has extended the application of the CER from 10% of their tenants as of November 2002 to 100% of tenants as of September 2003.

Additionally, the current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, e.g. increasing the “goodwill charge” required for the renewal or execution of new agreements at our Shopping Centers.

On the other hand, the improvement in our tenants’ economic and financial situation caused no allowance to be created for bad debts, which as of September 30, 2002 amounted to Ps. 4.5 million. In addition, in accordance to our management reports, the Company’s operating cash flow reached highest historic levels at a monthly average of Ps. 7.5 million. These high levels are partially attributable to the excellent collection of bad debts, as a result of which the Company’s revenues are higher than its invoicing.

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest Through APSA.

During the quarter ended on September 30, 2003, our credit card business unit reverted the negative results shown on its financial statements during several quarters. In this way, for the first quarter of Fiscal Year 2004, Tarshop S.A. recorded a Ps. 0.5 million profit, as compared to the Ps. 2.8 million loss for the same period of the previous year, a considerable improvement.

This was the result of business restructuring. Our customers’ consumption increased by 66% during the quarter with respect to the same period of the previous year, totaling Ps. 41.8 million. This represents a 58% increase in real terms. The recovery of Tarjeta Shopping as a financial instrument for purchasing is reflected in the fact that the increase in sales made through this payment method is significantly higher than the increase in sales of our Shopping Centers.

Additionally, in relation to collections, short-term bad debts as of September 30, 2003 were even lower than the levels prevailing before the crisis. Bad debts three months past due, which exceeded 11% during 2002, decreased to only 3.1% by the end of the quarter.

At September 30, 2003, the number of members and the credit portfolio, including securitized coupons, totaled 151,350 members and Ps. 48.1 million, respectively. The level of card activation reached 52%.

[2]	According to company estimates based on information derived from the Shopping Centers Research conducted by the INDEC.

The chart below presents information on APSA’s Shopping Centers as of September 30, 2003.

Shopping Centers

	Date of	Gross Leasable Area m2	Percentage leased	Total rental income for the three-month period ended September 30, of Fiscal Year, Ps./000 (3)			Book value Area m2
	Acquisition	(1)	(2)	2004	2003	2002	(4)

Shopping Centers (5)
Alto Palermo	23/12/97	18,146	94%	6,558	6,235	12,018	242,874
Abasto	17/07/94	40,476	99%	6,074	4,905	10,924	217,395
Alto Avellaneda	23/12/97	28,251	100%	3,156	2,548	7,525	103,196
Paseo Alcorta	06/06/97	14,949	92%	3,461	2,599	6,045	71,756
Patio Bullrich	01/10/98	11,320	96%	2,796	2,527	4,418	126,273
Alto NOA	29/03/95	18,904	95%	587	488	1,650	23,488
Buenos Aires Design	18/11/97	14,975	96%	1,318	448	3,185	25,214
Fibesa and others (6)				1,065	658	2,359	—
Revenues Tarjeta Shopping				6,137	3,440	15,310	—

TOTAL SHOPPING CENTERS (7)		147,021	97%	31,152	23,848	63,434	810,196

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method, reexpressed as of 02/28/03.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

During the first quarter of fiscal year 2004, net sales for the sales and developments segment decreased to Ps. 6.0 million, as compared to Ps. 14.3 million during the same period of fiscal year 2003.

The improved prospects that can be perceived as a result of the recovery of the Argentine economy encourage us to plan future developments, which, along with our important stock of ideally located land, will permit us to evaluate and launch new projects over the next months.

Sales

Madero 1020—On August 20, 2003, the deed of conveyance for three stories of the Madero 1020 office building was executed. A total of 2,018 square meters were sold for US$ 1,650,000 at an average of US$ 818 per square meter.

Abril, Hudson, Province of Buenos Aires—During the quarter ended on September 30, 2003, 4 lots of Abril country club were sold. All projected neighborhoods are being marketed and 93% of the lots have been sold. There are 566 completed houses, and 73 houses are under construction.

Sarmiento 517—During the quarter ended on September 30, 2003, one office unit with a surface of 151 square meters was sold for Ps. 151,000.

Developments

Cruceros, Dique 2—This is a unique project in Puerto Madero. The residential building of 6,400 square meters will be constructed next to the “Edificios Costeros” office building. It is intended for the high-income segment and all common areas have spectacular river views. There will be approximately 50 units with two swimming pools, gymnasium and other amenities. The project is at an advanced stage of completion and we estimate it will be launched by the end of 2003.

Purchase of plot of land at San Martín de Tours—During March 2003, we executed an agreement for the purchase of a plot of land at San Martín de Tours street, Barrio Parque sector, the most exclusive residential area of the city of Buenos Aires. Upon the execution of the bill of sale US$ 80,000 were advanced, and upon execution of the deed of conveyance in June 2003, US$ 230,000 were paid. In addition, on that occasion a mortgage was created in favor of Providence for US$ 750,000 in guarantee of 25% of the functional units that IRSA shall deliver when the building is completed. IRSA plans to build a complex of high-quality “house-type” residential units, a different product among the existing offer. The works will begin in December and we plan that the inauguration and launching for sale will take place in October 2004. The project will be financed with working capital and is intended for the high-income segment.

Below is a detail of property being developed by IRSA as of September 30, 2003.

	Date of	Estimated cost/ real cost	Area destined for sales	Total units or lotes	Percentage	Percentage sold	Accumulated sales	Accumulated sales as of September 30 of fiscal year, (6) (Ps. 000)			Book value
	acquisition	(Ps. 000) (1)	(m2) (2)	(3)	Constructed	(4)	(Ps. 000) (5)	04	03	02	(Ps. 000) (7)

								(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential Apartment
Torres Jardín	18/7/96	56,579	32.339	490	100%	98%	70.028	—	29	881	245
Torres de Abasto (8)	17/7/94	74,810	35.630	545	100%	99%	109.245	—	411	2.551	555
Palacio Alcorta	20/5/93	75,811	25.555	191	100%	100%	76.582	—	1	—	—
Concepción Arenal	20/12/96	15,069	6.913	70	100%	99%	11.617	—	—	—	42
Alto Palermo Park (9)	18/11/97	35,956	10.488	73	100%	100%	47.467	—	814	3.306	—
Others (10)		50,196	23.900	184	N/A	99%	56.976	—	213	1.429	307

Subtotal		308,421	134.825	1.553	N/A	N/A	371.915	—	1.468	8.167	1.149

Residential Communities
Abril/Baldovinos (11)	3/1/95	130.955	1.408.905	1.273	100%	93%	203.106	921	3.946	3.473	10.882
Villa Celina I, II y III	26/5/92	4.742	75.970	219	100%	99%	13.952	—	—	—	43
Villa Celina IV y V	17/12/97	2.450	58.373	181	100%	100%	9.505	23	—	44	—
Others Properties		—	—	—	N/A	0%	—	—	—	—	—

Subtotal		138.147	1.543.248	1.673	N/A	N/A	226.563	944	3.946	3.517	10.925

Land Reserve
Dique 3 (12)	9/9/99		10.474		0%	—	—	—	—	—	25.973
Puerto Retiro (9)	18/5/97		82.051		0%	—	—	—	—	—	46.323
Caballito	3/11/97		20.968		0%	—	—	—	—	—	13.616
Santa María del Plata	10/7/97		715.952		0%	—	—	—	—	—	124.594
Pereiraola (11)	16/12/96		1.299.630		0%	—	—	—	—	—	21.875
Dique 4 (ex Soc del Dique)	2/12/97		4.653		0%	50%	12.310	—	—	—	6.160
Others (13)			4.730.288		0%		—	—	—	—	131.433

Subtotal			6.864.016		N/A	N/A	12.310	—	—	—	369.974

Other
Hotel Piscis	30/09/02	5.231		1	100%	100%	9.912	—	—	—	—
Sarmiento 580	12/1/94	11.691	2.635	14	100%	100%	10.837	—	—	—	—
Santa Fe 1588	2/11/94	8.341	2.713	20	100%	100%	8.166	—	—	—	—
Rivadavia 2243/65	2/5/94	8.166	2.070	4	100%	100%	3.660	—	—	—	—
Libertador 498	20/12/95	7.452	2.191	3	100%	100%	5.931	—	—	—	—
Constitución 1159	16/6/94	2.314	2.430	1	100%	100%	1.988	—	1.988	—
Madero 1020	21/12/95	16.008	5.056	8	100%	100%	12.928	4.774	4.335	—	—
Madero 940	31/8/94	2.867	772	1	100%	100%	1.649	—	1.649	—	—
Other Properties (14)		76.945	40.166	262	100%	99%	96.757	233	738	58	9.042

Subtotal		139.015	58.033	314	N/A	N/A	151.828	5.007	8.710	58	9.042

Subtotal		585.583	8.600.122	3.540	N/A	N/A	762.616	5.951	14.124	11.742	391.090
Management Fees								33	147	786	—

TOTAL (15)		585.583	8.600.122	3.540	N/A	N/A	762.616	5.984	14.271	12.528	391.090

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only cumulative sales consolidated by the RT21 method, adjusted for inflation as of 02/28/03.
(6)	Corresponds to the Company’s sales consolidated by the RT21 method, adjusted for inflation as of 02/28/03. Excludes gross income tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 2/28/03.
(8)	Through APSA S.A.
(9)	Through Inversora Bolívar S.A. (“IBSA”).
(10)	Includes the following properties: Dorrego 1916 (fully sold through our Company), República de la India 2785, Fco. Lacroze 1732 (fully sold), Arcos 2343, Pampa 2966 and J.M. Moreno (fully sold), Arcos 2343, Yerbal 855 through Baldovinos and Alto Palermo Plaza (fully sold) through IBSA.
(11)	Directly through our Company and indirectly through Inversora Bolívar S.A.
(12)	Through Bs As Trade & Finance S.A.
(13)	Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 in the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. Hotels

Our first-class hotel segment continues to show positive signals; during the first quarter of fiscal year 2004 occupancy rates improved, with price levels being maintained.

Accumulated average occupancy rates for our hotels during this period increased to 58%, as compared to 53% during the previous year. Average prices showed a slight decrease, with an average price per room of Ps. 266, as compared to Ps. 269 during the previous fiscal year. The Llao Llao hotel, which has positioned itself as a first-class resort, the only one in Argentina based both on its services and location, has one of the highest prices per room in the country.

Income from the hotel activity for the year ended on September 30, 2003 totaled Ps. 8.3 million, as compared to Ps. 7.3 million during the same period of fiscal year 2003.

This increase in income reflects the general improvement in the activity as a result of the growing inflow of tourists due to attractive local prices. Consequently, all our hotels are showing good cash inflows.

The chart below shows information regarding our Company’s hotels estimated for the three-month period ended September 30, 2003.

Consolidated Hotels

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Date of	Number of	Average occupancy	Avg. Price per room	Accumulated sales as of September 30, of Fiscal Year, (Ps. 000) (3)			Book value as of September 30, 2003
Hotel	acquisition	rooms	% (1)	Ps. (2)	2004	2003	2002	(Ps. 000)

Inter-Continental	11/97	314	51	216	5.277	4.811	6.564	56.570
Sheraton Libertador	3/98	200	56	194	3.061	2.505	4.342	39.179
Picis (4)

Total		514	53	208	8.338	7.316	10.906	95.749

Non Consolidated Hotels

	Date of	Number of	Average occupancy	Avg. Price per room	Accumulated sales as of September 30, of Fiscal Year, (Ps. 000) (3)			Book value as of September 30, 2003
Hotel	Acquisition	rooms	% (1)	Ps. (2)	2004	2003	2002	(6) (Ps. 000)

Llao Llao	6/97	157	73	455	7.201	6.338	4.224	13.974

Total (7)		671	58	266	15.539	13.654	15.130	109.723

Notes:

(1)	Accumulated average in the period.
(2)	Accumulated average in the period.
(3)	Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V. Financial and other transactions

Impact of exchange difference on the Company’s financial position—Our dollar-denominated liabilities were adversely affected by the 4% depreciation of the Peso during the period ended on September 30, 2003, which resulted in a Ps. 18.9 million loss. Exposure of our assets to this economic variable during the same period resulted in a Ps. 4.8 million profit. The net loss generated by the depreciation of the Peso amounted to Ps. 14.1 million and was shown on the “Effects of financing” line, considerably contributing to the loss shown on that line and for the period.

Replacement of Mortgage Security. In August 2003, the mortgage backing the security for the US$ 37.4 million floating rate Secured Bonds due 2009 was replaced. These Bonds are secured with a first mortgage for a value equal to 50% of the debt originally created on some of our properties, and during August 2003 that mortgage was replaced with first mortgages on the following buildings: Dique IV (Cossentini 340), Prourban (Avda. Del Libertador 498) and Laminar Plaza.

Early repayment of US$ 16 million of debt—On July 23, 2003, we proceeded to the early repayment of US$ 16 million corresponding to the Syndicated Loan (Loan Agreement US$ 51,000,000) due end November 2009 to HSBC Bank Argentina S.A. The transaction was settled for the amount of US$ 10.9 million, 68% of the nominal value of the debt, with a US$ 5.1 million discount. The repurchase was made based on the procedure established in the Syndicated Loan Agreement.

Improvement of the risk rating of our Global Bond Program for up to US$ 250 billion. In October 2003, Fitch Argentina Calificadora de Riesgo S.A. raised the rating of our Global Bond Program for up to US$ 250 billion from B- (arg) to B (arg). This rating improvement is due to the restructuring of our debt, which is in its entirety concentrated in the long term. Our secured debt for US$ 37.4 million has been issued under this program.

Conversion of Bonds. To date, conversion rights have been exercised for 115,322 units. In this regard, 211,598 common shares were issued with par value of Ps. 1.0 each. In this way, the amount of outstanding Convertible Bonds is now U$S 99,884,678 while the number of shares of the Company to date totals 212,210,871.

Distribution of dividends in APSA. On October 31, 2003, the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the cash distribution of Ps. 10.0 million as dividends (Ps. 0.141 per share of US$ 1 par value each, or Ps. 0.5642 per ADR) as one of the uses of the Ps. 77.4 million profit for fiscal year 2003. The above distribution generated at IRSA a Ps. 5.5 million income equivalent to its shareholding in APSA.

Appointment of Directors. The Shareholders’ Meeting resolved to fix the number of full directors at 8, and the number of alternate directors at 5. The following were reelected for the term of three years as Directors: Elsztain, Eduardo Sergio; Zang, Saúl and Bergotto, Pedro Oscar, all of whom are non-independent directors under the terms of Resolution 400 of the Argentine Securities Commission; Messrs. Fishman, Marcos and Bridger, Cedric were appointed directors, and Mr. Cárdenas, Emilio was appointed alternate director for the statutory term, all of whom are independent except for Mr. Fishman.

VI. Prospects for next quarter

During the second quarter of fiscal year 2004 we will continue to plan the launching of new developments, based on the Company’s strong financial structure, and with a clearly positive view of the future development of the Argentine economy. The projected growth of the GDP for 2003, which would increase by 7.1%, would have a significant effect in 2004. In addition, it is estimated that investments will increase mainly as a result of the recovery of consumption.

The above positive signals present a decidedly favorable scenario for our business, and, accordingly, the slight increase in occupancy rates in our office buildings will continue to grow during next quarters, the sales in our shopping centers, which have already shown considerable growth, are expected to increase even further, and tourism will consolidate its extraordinary performance through the maintenance of very attractive prices for foreign visitors.

We consider that our significant positioning in the Argentine market will allow us to continue to grow in our business areas, accompanying growth in Argentina as one of the leading economic groups in the country.

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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If you wish to be included or removed from IRSA, Cresud or APSA’s mailing list, please send an e-mail with your information to pvilarino@irsa.com.ar.

IRSA

Consolidated financial highlights

For the three-month period ended September 30, 2003 and 2002

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	3 months FY 2004	3 months FY 2003

Income Statement
Corresponds to the consolidated income statement
Sales
Sales and Development	5,984	14,271
Offices and others	3,664	5,658
Shopping Centers	31,152	23,848
Hotels	8,338	7,316
Total sales	49,138	51,093
Operating cost	-27,394	-37,753
Gross Profit	21,744	13,340
Selling & Administrative Expenses	-12,587	-16,787
Results from operations and holding of real estate assets	—	-781
Results from Tarshop trusts	-336	-505
Operating Income	8,821	-4,733
Amortization of goodwill	-1,321	0
Financial results, net	-19,367	83,261
Net income in affiliated companies	367	-55
Other income (expenses), net	1,133	9,519
Ordinary Net Income (Loss) before taxes	-10,367	87,992
Minority Interest	1,734	-9,557
Income tax	-6,533	-20,474
Income (Loss)	-15,166	57,961
Extraordinary losses	—	—
Net (Loss)-Income	-15,166	57,961

	As of September 30, 2003	As of June 30, 2003
Balance sheet
Cash and bank	90,432	87,182
Investments	132,718	139,105
Mortgages, notes and other receivables	47,524	47,741
Inventory	13,164	14,575
Total Current Assets	283,838	288,603
Mortgages and other receivables	128,463	126,703
Inventory	8,512	8,767
Investments	438,474	433,760
Fixed assets and intangible assets, net	1,180,004	1,200,760
Goodwill	-5,799	-5,629
Non-Current Assets	1,749,654	1,764,361
Total Assets	2,033,492	2,052,964
Short-Term debt	66,865	87,434
Total Current Liabilities	149,159	172,458
Long-term debt	612,278	592,104
Total Non Current Liabilities	652,033	629,988
Total Liabilities	801,192	802,446
Minority interest	437,980	441,332
Shareholders’ Equity	794,320	809,186
Selected Ratios
Debt/Equity Ratio	100.9%	99.2%
Book value per GDS	37.43	39.01
Net Income per GDS	-0.71	2.79
Net Imcome per GDS diluted	0.04	2.79
EBITDA (000) (period) (2)	21,372	21,595
EBITDA (000) (last 12 month)—see footnote	88,975	105,853
EBITDA per GDS	1.01	1.04
EBITDA /Net Income	-1.41	0.37
Weighted Average of GDSs	21,218,129	20,741,199
Weighted Average of GDSs diluted	57,495,564	20,741,199

Note 1:	The period’s EBITDA and the twelve months EBITDA have not been audited.

IRSA

Information by business Unit

For the three-month period ended September 30, 2003 and 2002

(In thousands of Argentine Pesos denominated in constant currency as of 02/28/03)

	Sales and Developments	Offices and Others	Shopping Centers	Hotels	TOTAL

For the first quarter ended September 30, 2003
Sales	5,984	3,664	31,152	8,338	49,138
Costs	-3,107	-2,054	-17,009	-5,224	-27,394
Gross profit	2,877	1,610	14,143	3,114	21,744
Administrative Expenses	-1,249	-878	-4,255	-2,366	-8,748
Selling Expenses	-601	-163	-1,779	-1,296	-3,839
Results from Fideicomiso Tarshop	—	—	-336	—	-336
Results from operations and holding of real estate assets	—	—	—	—	0
Operating Income	1,027	569	7,773	-548	8,821

Depreciations and Amortization (b)	-1,763	1,535	13,581	1,579	14,932

For the fiscal year ended September 30, 2002
Sales	14,271	5,658	23,848	7,316	51,093
Costs	-14,827	-2,134	-16,716	-4,076	-37,753
Gross profit	-556	3,524	7,132	3,240	13,340
Administrative Expenses	-1,565	-716	-4,357	-2,673	-9,311
Selling Expenses	-845	-151	-5,667	-813	-7,476
Loss on purchasers rescissions of sales contracts	0	—	—	—	—
Results from Fideicomiso Tarshop	0	—	-505	—	-505
Results from operations and holding of real estate assets	-781	—	—	—	-781
Operating Income	-3,747	2,657	-3,397	-246	-4,733

Depreciations and Amortization (b)	945	1,588	14,404	1,097	18,034

Executive Office

Bolívar 108 1° Floor

+(54 11) 4323 7555

Fax +(54 11) 4323 7597

www.irsa.com.ar

C1066AAB—City of Buenos Aires—Argentina

Investor Relations

Marcelo Mindlin—Vice Chairman y CFO

Gustavo Mariani—Financial Manager

+(54 11) 4323 7513

gm@irsa.com.ar

Legal Advisors

Estudio Zang, Bergel & Viñes

+(54 11) 4322 0033

Florida 537 18º Floor

C1005AAK—City of Buenos Aires—Argentina

Register and Transfer Agent

Caja de Valores S.A.

+(54 11) 4317 8900

25 de Mayo 362

C1002ABH—City of Buenos Aires—Argentina

Independent Auditors

PricewaterhouseCoopers Argentina

+(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2º Floor

C1107AAF—City of Buenos Aires—Argentina

Depositary Agent of GDS´s

The Bank of New York

P.O. Box 11258

Church Street Station

New York—NY 10286 1258—Estados Unidos de Norteamérica

Tel (toll free) 1 888 BNY ADRS (269-2377)

Tel (international) 1 610 312 5315

shareowner-svcs@bankofny.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang

Name: Saúl Zang Title: Second Vice Chairman of the Board of Directors

Dated: November 12, 2003